## Bayes Capital Markets, LLC
## Statement of Changes in Member's Equity
### December 31, 2015

| | | |
|---|---|---:|
| Member's Equity - January 1, 2015 | $ | 700,964 |
| Member's Contributions | | 1,210,000 |
| Net Loss | | (502,288) |
| Member's Equity - December 31, 2015 | $ | 1,408,676 |

*The accompanying notes are an integral part of these financial statements*